                                                                    EXHIBIT 12


                       ANHEUSER-BUSCH COMPANIES, INC.

                     RATIO OF EARNINGS TO FIXED CHARGES




The following table sets forth the Company's ratio of earnings to fixed charges, on a consolidated basis for the periods indicated:

         Second Quarter
         Ended June 30,                                             Year Ended December 31,
----------------------------------         -------------------------------------------------------------------------
     2003                2002                   2002           2001          2000            1999           1998
-------------        -------------         -------------  -------------  -------------  -------------  -------------
     8.6X                8.4X                   7.6X          7.0X(1)        6.7X            6.9X           6.8X


For purposes of this ratio, earnings have been calculated by adding to income before income taxes the distributed earnings of investees accounted for under the equity method, and the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discounts and that portion of rental expense deemed to represent interest.


(1) The ratio for 2001 includes the gain from the sale of SeaWorld Cleveland, which increased income before income taxes by $17.8 million. Excluding this one-time gain, the ratio would have been 6.9X.